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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASH., D.C.
194
SECTION

SEC FILE NUMBER
8 - 65859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Titleist Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E. Sonterra Blvd., Suite 330
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe-Ben O'Banion (210) 591-0452
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name)*

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe-Ben O'Banion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Titleist Asset Management, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KIM ABBOTT
MY COMMISSION EXPIRES
July 3, 2016

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BAUER
& COMPANY

Titleist Asset Management, Ltd.

Financial Statements and Supplemental Schedule

December 31, 2014

Titleist Asset Management, Ltd.
Index to Financial Statements and Supplemental Schedule
December 31, 2014

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.:

We have audited the accompanying financial statements of Titleist Asset Management, Ltd., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Titleist Asset Management, Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Titleist Asset Management, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Asset Management, Ltd.'s financial statements. The Supplemental Information is the responsibility of Titleist Asset Management, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Financial Condition
December 31, 2014

Assets:		
Cash and cash equivalents	$	389,447
Deposit with clearing broker		50,000
Receivable from clearing broker-dealer		304,791
Other assets		3,554
Property and equipment, net		3,483
Total assets	$	751,275
Liabilities and Partners' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	556,820
Total liabilities		556,820
Partners' equity:		
Total partners' equity		194,455
Total liabilities and partners' equity	$	751,275

See notes to the financial statements and report of independent registered public accounting firm.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Operations
For the Year Ended December 31, 2014

Revenues:		
Securities' commissions	$	5,216,286
Other revenues		17,796
Investment advisory		1,020,246
		6,254,328
Operating expenses:		
Clearing fees		267,740
Commission		4,942,624
Payroll expenses		75,223
Professional fees		54,318
Regulatory fees		27,688
Travel and entertainment		60,174
Office supplies		52,450
Occupancy and other		89,518
Other expenses		166,073
Total operating expenses		5,735,808
Net income before income taxes		518,520
Income tax expense		-
Net income	$	518,520

See notes to the financial statements and report of independent registered public accounting firm.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2014

		Partners' Equity
Balance at December 31, 2013	$	146,735
Contributions		150,000
Distributions		(620,800)
Net income		518,520
Balance at December 31, 2014	$	194,455

See notes to the financial statements and report of independent registered public accounting firm.

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	518,520
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation expense		-
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		(131,302)
Other assets		852
Accounts payable and accrued expenses		433,075
Net cash provided by operating activities		821,145
Cash flows from financing activities:		
Contributions from partners		150,000
Distributions to partners		(620,800)
Net cash used in financing activities		(470,800)
Net increase in cash		350,345
Cash and cash equivalents at beginning of year		39,102
Cash and cash equivalents at end of year	$	389,447
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

TITLEIST ASSET MANAGEMENT, LTD
Notes to the Financial Statements
December 31, 2014

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 2 - Significant Accounting Policies (continued)

Financial instruments and credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker, receivable from clearing broker-dealer and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Customer Funds
The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit with clearing broker, receivable from clearing broker-dealer, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2014, the Company's Texas margin tax expense was not significant.

Note 2 - Significant Accounting Policies (continued)

Management Review
The Company has evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2014:

Computers and equipment	$ 9,860
Less accumulated depreciation	(6,377)
Total	$ 3,483

Depreciation expense for the year ended December 31, 2014 was $0.

Note 4 - Commitments and Contingencies

Leases
The Company leases office space under an operating leases expiring in January 2016 (San Antonio) and August 2016 (Austin). The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $89,518 for the year ended December 31, 2014.

Future minimum lease payments under the noncancelable operating leases are as follows for the year ending December 31:

2015	$ 75,854
2016	26,068
Total minimum lease payments	$ 101,922

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Commitments and Contingencies (continued)

In 2013, a former contract registered investment advisor for the Company filed a claim against the Company asserting that he is due a 10% equity interest in the Company. As of December 31, 2014, an estimate of potentially liability cannot be determined by the Company.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $187,418 and $37,121, respectively. The Company's aggregate indebtedness to net capital ratio was 2.97 to 1.

Schedule I

TITLEIST ASSET MANAGEMENT, LTD
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Total partners' capital qualified for net capital	$	194,455
Deductions and/or charges		
Non-allowable assets:		
Other assets		3,554
Property and equipment		3,483
Total deductions and/or charges		7,037
Net capital before haircuts on securities		187,418
Haircuts on securities		-
Net capital	$	187,418
Aggregate indebtedness		
Accounts payable and accrued expenses	$	556,820
Total aggregate indebtedness	$	556,820
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	37,121
Net capital in excess of minimum requirement	$	150,297
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	131,736
Ratio of aggregate indebtedness to net capital		2.97 to 1

Note: The above computation does not differ from the computation from net capital under Rule 15c3-1 as December 31, 2014 as reported by Titleist Asset Management, Ltd. on Form X-17A-5 on January 22, 2015. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Titleist Asset Management, Ltd.:

We have reviewed management's statements, included in the accompanying Titleist Asset Management, Ltd. (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

Titleist
ASSET MANAGEMENT, LTD.
Member FINRA-SIPC

February 23, 2015

To the best of my knowledge, Titleist Asset Management, Ltd. has met the specific exemption called upon under Rule 15c3-3(k) (2) (ii) that all customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis for the period of June 1, 2014 to December 31, 2014 without exception.

Joe-Ben O'Banion
Managing Partner

777 E. Sonterra Blvd., Suite 330 | San Antonio, Texas 78258 | phone 210.826.2424 | fax 210.579.7177 | www.tamgmt.com

BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Partners of Titleist Asset Management, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Titleist Asset Management, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Titleist Asset Management, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Titleist Asset Management, Ltd.'s management is responsible for Titleist Asset Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Titleist Asset Management Ltd
777 Sonterra Blvd Ste 330
San Antonio TX 78258

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 14,813

B. Less payment made with SIPC-6 filed (**exclude interest**) (14,825)
7-22-14 and 2-6-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (12)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Titleist Asset Management, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 15.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,254,328
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	38,001
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	267,740
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	23,200
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	328,941
2d. SIPC Net Operating Revenues	$5,925,387
2e. General Assessment @ .0025	$14,813
	(to page 1, line 2.A.)